Exhibit 99.17

Tweed updates that it did not light up

SMITHS FALLS, ON, May 30, 2017 /CNW/ - Tweed is pleased to provide the following update with respect to an incident requiring emergency fire response at its flagship 40 acre Smiths Falls campus on May 29th, 2017 that was reported locally in media. Alas, nothing very exciting happened except some smoke on the construction side of its facility, having no impact on staff, plants or the facility except some unfortunate time spent standing in the rain during the fire alarm. That said, smoke is always scary at the time.

The issue was caused by contractor work presently underway as part of the expansion construction to bring Tweed’s current 168,000 square foot facility to a full 470,000 square feet. While we haven’t done construction updates every week we are expanding rapidly across all platforms, as you’d expect. Thanks to the Smiths Falls Fire Department, the issue was dealt with very quickly. Following the relevant safety precautions, Canopy Growth’s workforce was cleared to return to work within 15 minutes. There were no injuries and work on the affected portion of the building will resume today.

Bruce Linton, CEO of CGC commented, “There’s urgency to all of our expansion projects, but this isn’t exactly the kind of fire I wanted lit under our contractor’s asses. I’m thankful nobody was hurt and look forward to seeing the project through to completion as we ensure sufficient access for our patients and future customers over the coming years.”

Here’s to Future Construction.

About Tweed

Tweed is a globally recognized marijuana production brand. It has built a large and loyal following by focusing on quality products and meaningful customer relationships. Tweed doesn’t just sell marijuana, it facilitates a conversation about a product we’ve all heard about but haven’t met intimately yet. It is approachable and friendly, yet reliable and trusted. As marijuana laws liberalize around the world, Tweed will expand its leading Canadian position around the globe. Learn more at www.tweed.com.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering diverse brands and curated cannabis strain varieties in dried and oil extract forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of indoor and greenhouse production capacity. Canopy Growth has established partnerships with leading sector names in Canada and abroad. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2017/30/c3817.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@tweed.com, 613-769-4196; Investor Relations: Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 08:06e 30-MAY-17